Filed by The Beneficient Company Group, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avalon Acquisition Inc.

Commission File No.: 001-40872

May 12, 2023

The following internal and external communications were distributed to employees and certain partners of The Beneficient Company Group, L.P. on May 12, 2023:

Internal Communication to Employees of The Beneficient Company Group, L.P. Providing an Update on Milestone Achievement

Employee Milestone Emails

SEC Effective

FROM:     Brad Heppner

TO:           All employees

DATE:      May 12, 2023

SUB:         SPAC Process Update – Final amended S-4 filed – SEC effective

Dear Beneficient Team,

We have achieved a key strategic milestone in our initial business plan – the SEC has declared our Form S-4 filing effective, and we are moving forward to complete our business combination with Avalon Acquisition Inc. resulting in Beneficient becoming a Nasdaq-listed publicly traded company!

I want to thank everyone involved in this process and all our employees for a job well done in getting us to this moment. Your dedication to our mission of democratizing the alternative assets industry was instrumental in this achievement. We will continue to execute on this mission and our business plan, while accelerating our growth by pursuing opportunities to scale operations and capture more of our addressable market.

While we have passed this major hurdle, we must still complete two important steps before being listed on Nasdaq.

First, Avalon will ask investors to approve the business combination, a vote that is expected to be completed on June 6th. After the business combination is approved, we expect to close the transaction and begin trading on Nasdaq on June 8th under the ticker symbol BENF.

As a public company, we believe Beneficient will be well positioned to create greater opportunities for all employees, fuel innovation, and help accelerate our growth. While this is an exciting time, it is important that we all remain focused on what has made Beneficient stand out and what will continue to fuel our success: innovation and customer focus.

We have launched a Going Public employee-only website and have started a Going Public Microsoft Teams site for critical internal information about the process and celebrations! As we prepare for our public listing, we will provide information and training for all employees on what going public means for Beneficient. Watch for emails with the schedule for this required training, which will be posted on ADP.

Prepared by ICR for Beneficient

Additionally, we are excited to announce that we will be celebrating Listing Day in special ways:

•	We will create a video collage of Ben employees clapping that Nasdaq will use at its Times Square MarketSite in New York as part of the opening bell ringing on Listing Day.

•	We will hold an in-person celebration in Dallas on Listing Day.

•	The employee-only Going Public website will have up-to-date information about all the activities and how all employees can get involved.

Once we list on the Nasdaq and are a public company, we will be taking steps to raise the company’s profile. This includes the launch of a new company website, logo, and our new corporate name as “Beneficient”, as a Nevada corporation. We will also undertake a substantial public relations and media campaign to share how we are seeking to serve an untapped market of holders of illiquid alternative investments.

We anticipate the news about our public listing will drive a higher level of interest from the media and investor communities. It is important that we speak in one voice, so please refrain from making comments and instead refer all media and investor inquiries to Jeff Welday. It is important that no employee speak on behalf of Beneficient to these audiences unless specifically authorized to do so. Additionally, please refer to our social media policies and guidance when posting about Beneficient.

Again, thanks to all for your hard work!

Sincerely,

Brad Heppner

Additional Information and Where to Find It

In connection with the proposed business combination transaction (the “Business Combination”) with Avalon Acquisition Inc. (“Avalon”), The Beneficient Company Group, L.P. (“BCG” and as converted to a Nevada corporation upon the consummation of the Business Combination, “Beneficient”) filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on December 9, 2022, as amended (the “Form S-4”), which included a prospectus of Beneficient and a proxy statement of Avalon. On May 12, 2023, the Form S-4 was declared effective by the SEC, and Avalon filed a definitive proxy statement (the “Proxy Statement”) in connection with the Business Combination. A full description of the terms of the Business Combination are included in the Proxy Statement. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document Avalon or BCG has filed or may file with the SEC in connection with the proposed Business Combination. Each of BCG and Avalon urge its investors, stockholders and other interested persons to read the Proxy Statement (and any amendments thereto) as well as other documents filed with the SEC because these documents may contain important information about BCG, Avalon and the Business Combination. The Proxy Statement will be mailed to stockholders of Avalon as of May 10, 2023, the record date established for voting on the Business Combination. Before making any voting or investment decision, investors, and stockholders of Avalon are urged to carefully read the entire Proxy Statement, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. Avalon stockholders and other interested persons are able to obtain a copy of the Proxy Statement, and other documents filed with the SEC, without charge, by directing a request to: Avalon Acquisition Inc., Two Embarcadero, Floor 8, San Francisco, CA, 94111, (415) 423-0010 or on the SEC’s website at www.sec.gov.

Prepared by ICR for Beneficient

Participants in the Solicitation

BCG and Avalon, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Avalon’s stockholders in respect of the Business Combination. Avalon’s stockholders and other interested persons may obtain more detailed information about the names and interests of the directors and officers of BCG and Avalon in the Business Combination set forth in Avalon’s or BCG’s filings with the SEC, including, the Form S-4 and the Proxy Statement (and any amendments thereto) and other documents filed with the SEC. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the Proxy Statement (and any amendments thereto) and all other relevant documents filed or that may be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding the Business Combination and related matters, as well as all other statements other than statements of historical fact included in this communication are forward-looking statements. When used in this communication, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to Avalon and Beneficient their respective management teams, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, Avalon and Beneficient’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Avalon and Beneficient’s filings with the SEC. All subsequent forward-looking statements attributable to Avalon, Beneficient or persons acting on their behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Avalon and Beneficient, including those set forth in the Risk Factors section of Avalon’s registration statement and prospectus for Avalon’s initial public offering filed with the SEC and the Proxy Statement (and any amendments thereto). Avalon and Beneficient undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

No Offer or Solicitation

This communication will not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This communication will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Prepared by ICR for Beneficient